                                 Transpro, Inc.
                                 100 Gando Drive
                               New Haven, CT 06513
                              203-401-6450 (Phone)
                               203-401-6470 (Fax)

May 2, 2005

VIA EDGAR

Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Transpro, Inc.
    Form 10-K for the fiscal year ended December 31, 2004
    File No. 001-13894

Dear Mr. Fay:

We are in receipt of your letter dated April 22, 2005, which contained comments regarding the Transpro, Inc. Form 10-K for the year ended December 31, 2004.
Listed below are specific responses to each of the numbered comments:

Note 2-Summary of Significant Accounting Policies
Concentration of Credit Risk and Availability of Funds, page 32

     1.   Please tell us how you account for the customer-sponsored program administered by a financial institution and explain the reason your accounting is appropriate.

          Response:
          Certain of Transpro's major retail customers make available to their vendors, including Transpro, programs through financial institutions in order to allow their vendors to accelerate the collection of outstanding balances, which the vendors have with the customer. These programs are similar to factoring programs. Transpro records the trade accounts receivable and sale in accordance with applicable shipping terms. Transpro is provided a list of invoices that the customer has approved for payment and that Transpro, at its sole discretion, may submit for payment from the financial institution, without recourse, rather than awaiting payment of the applicable invoices from its customer in accordance with the invoice dating terms. The financial institution deposits in Transpro's bank account an amount equal to the outstanding invoices presented for payment, less a factoring fee. This fee is based upon a pre-established annual interest rate and the number of days between the current date and the due date of the invoices in accordance

          with the terms of sale. To record this transaction, Transpro debits cash for the cash received, debits interest expense for 100% of the factoring fee and credits accounts receivable for the value of the outstanding invoices being paid. As this transaction is without recourse, Transpro has no further responsibility for the receivable once funds are received from the financial institution. The factoring rate charged by the financial institution is a market interest rate based upon the credit worthiness of Transpro's retail customer and is currently slightly lower than Transpro's external borrowing rate. The factoring fee is recorded as interest expense since it is viewed as being the result of a financing decision, namely whether to keep the invoices outstanding and borrow funds under Transpro's revolving credit agreement or utilize the program in order to obtain funds.

Note 15-Commitments and Contingencies
Warranty Expense, page 48

     2.   Please describe for us in further detail your prior and revised customer programs. As part of your response, describe the reasons for the change in your program. In addition, explain how warranty expense was determined during each of the three years presented and provide the supporting calculations. Lastly, explain why your initial and revised accounting for the programs is appropriate.

          Response:
          There is only one customer program which changed. Under the terms of an agreement with that customer, prior to September 1, 2003, the selling price of product to the customer included a discount, which the customer received in lieu of returning to Transpro any allegedly defective product. This "off invoice" discount was recorded as a reduction of gross trade sales in the income statement. At the request of the customer, effective September 1, 2003, Transpro eliminated the sales discount and began accepting allegedly defective product returns from this customer. Under the new arrangement, the customer's annual returns (during the 12 months ended August 31) are "capped" at a fixed percentage of trade sales (9.5%). Commencing with this change,
          Transpro records an expense, which is classified as a reduction of sales, equal to the month's trade sales multiplied by the contractual alleged defective return cap (9.5%), and sets up an offsetting accrual. This accrual is reduced by the amount of actual allegedly defective returns made by the customer during each month. The increases in warranty expense and credits issued for the years ended
          December 31, 2003 and 2004, as disclosed in the footnote, were attributable to this customer program change.

          In light of the staff's comments, we have focused more on this issue and now believe that it would be preferable for this accrual to be shown as a contra to accounts receivable as it relates to customer returns which normally result in a reduction of accounts receivable.
          Accordingly, and in light of the staff's comment, in future SEC filings, this reclassification will be made, and the accrual balance will be included in Schedule II.

          The amounts presented in the footnote also include a warranty accrual for the Heavy Duty OEM business, which was sold on March 12, 2005.
          This accrual was, historically,

          increased or decreased, and warranty expense was recorded in cost of sales based upon the historical level of customer warranty claims.
          Actual warranty claims paid are deducted from the accrual. In addition, at December 31, 2002, the warranty accrual included a provision for a Heavy Duty warranty program which had been initiated during 2000. This program was completed during 2003, and no accrual in respect thereof was recorded at December 31, 2003. As a result of the sale of the Heavy Duty business, this disclosure will no longer be required.

Note 16-Business Segments, page 48

     3.   Please provide the information about products that is required by paragraph 37 of SFAS 131. Provide us your proposed disclosure.

          Response:
          Paragraph 37 of SFAS 131 requires a company to report revenues from external customers for each product or group of similar products unless it is impracticable to do so. The products sold through each of
          Transpro's two business segments are considered to be similar within the meaning of paragraph 37. In our Automotive and Light Truck segment, we supply heating and cooling products as replacement auto parts. Many of Transpro's largest customers purchase both our heat exchange and air conditioning products. Within our Heavy Duty segment, prior to the Heavy Duty OEM sale, we supplied heat exchange products to heavy duty truck and industrial original equipment and aftermarket customers. These heavy duty products are similar, the primary difference being the marketplaces into which the products are sold.
          This is the reason that products within the two segments have been deemed to be similar in accordance with the requirements of paragraph
          37 of SFAS 131.

Note 18-Subsequent Event, page 51

     4.   Please tell us why you have not reported the results of operations for
          Transpro's Heavy Duty OEM business unit as held for sale as of
          December 31, 2004. We note that the letter of intent was signed on
          October 26, 2004, and the sale of the Heavy Duty OEM business unit was completed on March 1, 2005. In your response, please address each of the criteria in paragraph 30 of SFAS 144.

          Response:
          As background, when the letter of intent for the Heavy Duty OEM business unit was signed on October 26, 2004, the sale was contingent on the completion of a definitive agreement for that transaction, as well as Transpro's merger with the Modine aftermarket business, which would be subject to HSR Act approval and Transpro shareholder approval. Throughout most of the negotiations, it had been assumed that the Heavy Duty OEM sale and aftermarket business merger would be done simultaneously. It was not until early 2005, when it became apparent that the merger would not be completed until the end of the second quarter of 2005 that consideration was given to separating the transactions. The definitive agreements for both were not completed and signed until

          January 31, 2005, and it was not until February 4, 2005 that the
          Company received HSR Act approval of the merger.

          The criteria in paragraph 30 of SFAS 144, and their applicability to the Heavy Duty OEM sale, are as follows:

          a)   Management, having the authority to approve the action, commits to a plan to sell the asset.

               While management did commit to a plan to sell the assets, it was not until definitive agreements were signed and HSR clearance received, that management decided to complete the sale separately from the merger transaction.

          b)   The asset is available for immediate sale in its present
               condition subject only to terms that are usual and customary for sales of such assets.

               The Heavy Duty OEM assets were available for sale in
               substantially their present condition as of December 31, 2004.

          c)   An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

               Modine had been identified as a buyer for the assets.

          d)   The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

               Until it was determined that the Heavy Duty OEM sale would be done independently from the merger, it was not probable that the sale would occur within one year. The sale was expected to be completed simultaneously with the aftermarket merger, which was subject to agreement on definitive documentation, HSR Act
               clearance, shareholder approval and other conditions, the results of which were not determinable.

          e)   The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

               The expected selling price of the Heavy Duty OEM assets is reasonable in respect to their current fair value.

          f)   Actions required to complete the plan indicate that it is
               unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

               The details of the sale were not completed until the definitive agreements were signed on January 31, 2005. Until that time, significant changes to the plan could have occurred or the plan could have been withdrawn.

          Because the criteria in paragraphs (a), (d) and (f) were not met, it was determined that the long-lived assets should not be classified as held for sale as of December 31, 2004.

     5.   Please tell us how you have accounted for production backlog in the sale of the Heavy Duty OEM business unit. Your response should address whether uncompleted customer orders were transferred to the buyer or whether transfer of the facility will take place after production backlog has been eliminated. We note that the company had $5.2 million of backlog at December 31, 2004.

          Response:
          The $5.2 million of backlog reflects orders which had been received from customers for future shipment. There is no accounting for this backlog until the orders are actually shipped to customers. On the effective date of the sale all inventory including work in process was sold to Modine. The backlog on the effective date was sold to Modine as well.

As requested in your April 22, 2005 letter, we hereby acknowledge that:

     o    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses to your comments, do not hesitate to call me at 203-859-3552.

                                  Sincerely,

                                  /s/Richard A. Wisot

                                  Richard A. Wisot
                                  Vice President, Treasurer, Secretary, and
                                  Chief Financial Officer

cc: Cari A. Kerr (SEC)
    Lawrence I. Shapiro (BDO Seidman, LLP)
    Michael Grundei (Wiggin & Dana LLP)
    Robert A. Profusek (Jones Day)